Exhibit 99.6

EXXEL PHARMA, INC.

CLAWBACK POLICY

I.	PURPOSE

This Clawback Policy (the “Policy”) is established by Exxel Pharma, Inc. (the “Company”) to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, SEC Rule 10D-1, and applicable stock exchange listing standards. The Policy provides for the recovery of erroneously awarded incentive-based compensation from current and former executive officers in the event of an accounting restatement due to material noncompliance with financial reporting requirements under the securities laws.

II.	APPLICABILITY

This Policy applies to all current and former executive officers of the Company, as defined under Rule 10D-1 of the Securities Exchange Act of 1934, as amended, and includes any employee designated as an “officer” by the Board of Directors (the “Board”).

III.	TRIGGERING EVENTS FOR CLAWBACK

The Company shall recover erroneously awarded incentive-based compensation when: (a) the Company is required to prepare an accounting restatement due to material noncompliance with financial reporting requirements, (b) the restatement results from any error, misconduct, or other factors leading to the misstatement of financial results and (c) the affected incentive-based compensation was awarded, earned, or vested within the three (3) completed fiscal years preceding the date the Company is required to prepare the restatement.

iv.	Recovery of Incentive-Based Compensation

(a) The Company shall recover from each covered executive officer any excess incentive-based compensation received based on the erroneous financial statements.

(b) The amount subject to clawback shall be the difference between the incentive-based compensation that would have been received based on the restated financials and the amount actually received.

(c) Recovery shall be made regardless of whether the executive officer was responsible for the misstatement or engaged in misconduct.

V.	Methods of Recovery

The Company may seek recovery through various means, including, but not limited to:

(a) Requiring repayment of the excess amount.

(b) Offsetting against future incentive-based compensation.

(c) Cancellation of unvested or outstanding equity awards.

(d) Any other method permitted by law and approved by the Board.

VII.	No Indemnification

The Company shall not indemnify or reimburse any executive officer for amounts recovered under this Policy.

VII.	Administration and Enforcement

(a) The Board or its designated committee (e.g., the Compensation Committee) shall oversee the implementation and enforcement of this Policy.

(b) The Board has the sole discretion to interpret and apply this Policy, including determining the amounts to be recovered and the method of recovery.

(c) All determinations made pursuant to this Policy shall be final, binding, and non-appealable.

VIII.	Amendments and Waivers

(a)	The Board may amend this Policy as required to comply with applicable laws, SEC rules, and stock exchange listing requirements.

(b)	No waiver of this Policy shall be granted except as required by law or approved in writing by the Board.

IX.	Effective Date

This Policy shall be effective as of ____________________ and shall apply to all incentive-based compensation awarded, earned, or vested on or after such date.

X.	Disclosure and Compliance

The Company shall disclose this Policy in accordance with SEC rules and regulations and ensure compliance with applicable listing standards.